Paul L. Robinson Senior Vice President General Counsel Corporate Secretary	January 5, 2010	Phone: (954) 627-5206 Fax: (954) 527-1772 probinson@ckor.com

FILED BY EDGAR CORRESPONDENCE

Mr. Lyn Shenk
Branch Chief
Division of Corporation of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:SEACOR Holdings Inc.
Responses to Staff comments on:
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed July 29, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 12, 2010
File No. 1-12289

Dear Mr. Shenk:

This letter is written on behalf of SEACOR Holdings Inc. (“Company”) in response to comments of the staff of the United States Securities and Exchange Commission (the “Staff”) as set forth in your letter to the Company dated December 8, 2010 regarding the Company’s letter dated October 28, 2010. The Company appreciates the Staff’s ten business day extension to provide its response. For your convenience, the numbered paragraphs in this letter correspond to the original numbered paragraphs in the Staff’s comment letter and have repeated the Staff’s comments in bold text preceding our responses.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, Page 26

1.
We have reviewed your response to our prior comment two, the sample disclosure provided in Annex A to your response letter, and the MD&A disclosure regarding your segments’ results in your Form 10-Q for the quarterly period ended September 30, 2010.  However, we do not believe that your revised disclosure regarding your segments’ costs is fully responsive to the suggestions made in our prior comment.  In this regard, we note that while you have agreed to quantify and explain material changes in the cost categories that have been disclosed for each segment (i.e., operating, administrative and general, and depreciation and amortization costs), it appears that you do not plan to provide quantitative information regarding individually material amounts that have been aggregated within “operating” costs and expenses (i.e., the components).  Given that “operating” costs and expenses represent greater than 50% of the total costs incurred by each of your segments, we believe that providing additional analysis at a disaggregated level may be necessary to provide readers of your financial statements (“readers”) with a adequate understanding of both how and the extent to which changes in costs have impacted your segment’s performance.  In addition, we believe that quantifying the material components of each segment’s operating costs and expenses for each of your comparable reporting periods would i) provide additional context useful in assessing the magnitude of the variances addressed in your narrative disclosure and ii) provide for a more detailed analysis of the underlying drivers that have impacted your segments’ costs, profit margins, and cost structures, as applicable.  Please expand your MD&A disclosure regarding each segment’s results to a) identify and quantify (preferably in tables) individually material categories of costs that have been aggregated within “operating” costs and expenses and b) discuss the underlying reasons for any material variances in the amounts recognized for the items identified.  Please provide your proposed expanded disclosure as part of your response.

Response:

The Company confirms it will comply with this comment in future filings.  The Company agrees to expand its future MD&A disclosures regarding the results of each segment and to identify in tables material categories of costs, as requested. For example purposes only, we attach a proposed table for Offshore Marine Services at Annex A attached hereto. The figures in Annex A are for exemplary purposes only.  The Company also agrees to discuss the underlying reasons for any material variances for amounts recognized, as requested.

* * * * *

If the Staff has any questions regarding the foregoing responses, please call the undersigned at (954) 627-5206.

Sincerely,

/s/  Paul L. Robinson
Paul L. Robinson
Senior Vice President and
General Counsel

Cc:	Mr. Charles Fabrikant, Executive Chairman of the Board, and Principal Executive Officer of SEACOR Holdings Inc.

Mr. Richard Ryan, Senior Vice President and Chief Financial Officer of SEACOR Holdings Inc.

ANNEX A

Offshore Marine Services

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,				Change
			2009		2010
								%
Operating Revenues:
United States, primarily U.S. Gulf of Mexico	90,722	56	37,705	29	209,733	51	165,927	38
Africa, primarily West Africa	19,541	12	26,889	21	58,125	14	85,167	19
Middle East	13,326	8	19,354	15	39,727	9	62,797	14
Mexico, Central and South America	12,396	8	19,190	15	38,110	9	53,735	12
United Kingdom, primarily North Sea	17,447	11	17,653	13	48,782	12	49,365	11
Asia	7,484	5	9,048	7	20,748	5	24,097	6
Total Foreign	70,194	44	92,134	71	205,492	49	275,161	62
	160,916	100	129,839	100	415,225	100	441,088	100	24	(6)
Costs and Expenses:
Operating:
Crew costs	36,176	22	35,212	27	107,802	26	112,968	25
Repairs and maintenance	17,024	11	16,065	12	55,133	13	51,801	12
Chartered-in vessels	7,283	5	10,403	8	20,067	5	30,960	7
Fuel, lubes and supplies	5,451	3	6,234	5	17,350	4	17,711	4
Insurance and loss reserves	3,803	2	3,797	3	10,836	3	11,114	3
Other	9,468	6	5,271	4	21,792	5	12,876	3
	79,205	49	76,982	59	232,980	56	237,430	54
Administrative and general	12,378	8	13,128	10	37,758	9	34,261	8
Depreciation and amortization	12,758	8	13,608	11	39,481	10	41,099	9

	104,341	65	103,718	80	310,219	75	312,790	71

Gains on Asset Dispositions and Impairments, Net	12,717	8	3,852	3	27,332	7	18,659	4
Operating Income	69,292	43	29,973	23	132,338	32	146,957	33	131	(10)
Other Income (Expense):
Derivative losses, net	—	—	—	—	—	—	(18)	—
Foreign currency gains (losses), net	977	1	(1,174)	(1)	1,776	—	670	—
Other, net	—	—	14	—	—	—	182	—
Equity in Earnings of 50% or Less Owned Companies, Net of Tax	2,300	1	2,322	2	6,264	2	8,093	2
Segment Profit	72,569	45	31,135	24	140,378	34	155,884	35	133	(10)

ACKNOWLEDGEMENT

SEACOR Holdings Inc. (the “Company”) hereby acknowledges to the United States Securities and Exchange Commission (the “Commission”):

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date:  January 5, 2011

SEACOR HOLDINGS INC.

By:    /s/  Richard Ryan
Name:  Richard Ryan
Title:   Chief Financial Officer